

02007676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002
340

SEC FILE NUMBER
8- 036959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 East Kellogg, Suite 700
(No. and Street)

Wichita (City) Kansas (State) 67278 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lois McClain (316) 685-5777
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lois McClain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper, Malone, McClain, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Lois A. McClain
Signature

Executive Vice President
Title

Denise K. Wickham
Notary Public


DENISE K. WICKHAM
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10/24/2002

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*



ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants

www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cooper Malone McClain, Inc.

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (Company) for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with


AGH


Institute Of
Profit Advisors

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2002
Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 1, 2002


Institute Of
Profit Advisors

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 37,884	$ 113,941
Deposit with clearing organization	255,182	94,647
Receivables:		
Commissions and interest, clearing organization	14,602	6,019
Employees and stockholders	30,900	17,050
Other	333	260
Securities owned:		
Marketable, at market value; cost $1,218,380 and $932,438	829,570	581,350
Not readily marketable, at estimated fair value; cost $102,300 and $107,500	102,300	106,300
Furniture and equipment, net of accumulated depreciation of $109,708 and $108,212	32,214	36,584
Other assets:		
Cash surrender value of life insurance, net of loans of $100,000 and $100,000	87,133	45,761
Other	19,597	21,859
	$ 1,409,715	$ 1,023,771

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Note and margin payable, clearing organization	$ 730,073	$ 462,353
Payable to clearing organization	1,199	575
Other liabilities	21,891	25,821
	753,163	488,749
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	200,157	200,157
Retained earnings	356,395	234,865
Total stockholders' equity	656,552	535,022
	$ 1,409,715	$ 1,023,771

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Trading commission income	**$ 977,037**	$ 635,560
Net trading profit	**115,123**	137,569
Interest income	**33,946**	42,814
Underwriting profits	**12,206**	208,601
Investment advisory fees	**159,050**	172,848
Other	**58,926**	51,857
	1,356,288	1,249,249
Expenses:		
Salaries and commissions	**795,774**	656,687
General and administrative	**353,619**	360,885
Interest	**38,843**	43,890
Unrealized loss, securities owned	**36,522**	127,030
	1,224,758	1,188,492
Net income	**$ 131,530**	$ 60,757

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	100,000	$ 100,000	$ 200,157	$ 214,108	$ 514,265
Distributions to stockholders				(40,000)	(40,000)
Net income				60,757	60,757
Balance, December 31, 2000	100,000	100,000	200,157	234,865	535,022
Distributions to stockholders				**(10,000)**	**(10,000)**
Net income				**131,530**	**131,530**
Balance, December 31, 2001	**100,000**	**$ 100,000**	**$ 200,157**	**$ 356,395**	**$ 656,552**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	**$ 131,530**	$ 60,757
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Loss on disposal of assets	**181**	--
Depreciation and amortization	**11,052**	11,133
Unrealized loss, securities owned	**36,522**	127,030
Changes in operating assets and liabilities:		
Deposit with clearing organization	**(160,535)**	34,884
Receivables	**(22,506)**	(4,218)
Securities owned	**(280,742)**	288,613
Other assets	**2,262**	(1,929)
Payable to clearing organization	**624**	(387)
Other liabilities	**(3,930)**	6,092
Net cash (used in) provided by operating activities	**(285,542)**	521,975
Cash flows from investing activities:		
Purchase of furniture and equipment	**(6,863)**	(7,497)
Net change in cash surrender value of life insurance	**(41,372)**	71,511
Net cash (used in) provided by investing activities	**(48,235)**	64,014
Cash flows from financing activities:		
Distributions to stockholders	**(10,000)**	(40,000)
Net draws (payments) on note and margin payable, clearing organization	**267,720**	(465,674)
Net cash provided by (used in) financing activities	**257,720**	(505,674)
(Decrease) increase in cash and cash equivalents	**(76,057)**	80,315
Cash and cash equivalents at beginning of year	**113,941**	33,626
Cash and cash equivalents at end of year	**$ 37,884**	$ 113,941

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions are recorded on the settlement date. The effect on income of transactions executed but not yet settled is not significant. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned - Marketable securities owned consist of trading and investment securities and are valued at market value. Securities not readily marketable are valued at fair value as determined by management. Substantially all the municipal bonds (both marketable and non-marketable) pertain to Kansas issues.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company has elected to be taxed as an S Corporation for the tax years after December 31, 1989. Under this election, income and losses of the Company, along with any tax credits, are reported for income tax purposes by the individual stockholders.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications - Certain items on the 2000 income statement have been reclassified to be consistent with the 2001 presentation.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or the sum of 15% of municipal securities, 30% of corporate securities, 20% of corporate debt, and 5% of government securities owned. Securities owned are pledged to secure amounts payable to the clearing broker, if any. There were deposits of $255,182 and $94,647 at December 31, 2001 and 2000, respectively.

(Continued)

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2001	2000
Equity securities	$ 102,114	$ 202,724
Corporate bonds	87,256	--
Municipal bonds	640,200	378,626
	$ 829,570	$ 581,350

Securities not readily marketable include investment securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, these securities at estimated fair values consist of the following:

	2001	2000
Warrants	$ 24,300	$ 24,300
Equity securities	78,000	78,000
Municipal bonds	--	4,000
	$ 102,300	$ 106,300

The warrants consist of the right to purchase 7,200 shares of common stock of The Nasdaq Stock Market at prices ranging from $13 to $16 per share and are exercisable ratably over four years beginning in June 2002. The equity securities consist of 6,000 restricted shares of common stock of The Nasdaq Stock Market. Both the warrants and the shares of common stock were part of a private placement offer. The shares of common stock may not be sold or transferred in the absence of registration of such securities by The Nasdaq Stock Market under the Securities Act of 1933. The Nasdaq Stock Market has filed such registration with the SEC; however, there is no guarantee the SEC will approve such request for registration.

(Continued)

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2001	2000	Useful Lives
Office furniture and fixtures	$ 83,916	$ 81,641	6 to 10 years
Computer equipment and software	58,006	63,155	3 to 6 years
	$ 141,922	$ 144,796	

Depreciation charged to income was $11,052 and $11,133 in 2001 and 2000, respectively.

6. LEASES

The Company leases office space and equipment under long-term lease agreements that expire through 2004 and are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2001:

Year Ending December 31,	
2002	$ 43,984
2003	9,614
2004	1,598
Total	$ 55,196

Rental expense for all operating leases was $45,047 and $42,386 in 2001 and 2000, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $723,045 and $374,140 at December 31, 2001 and 2000, respectively. The note is secured by municipal and corporate bonds with a market value of $727,456 and $382,626 at December 31, 2001 and 2000, respectively, and is due as the respective secured inventory is sold.

(Continued)

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION (CONTINUED)

The Company purchases corporate stocks through a margin account also at Southwest Securities, Inc. Amounts due on this account were $7,028 and $88,213 at December 31, 2001 and 2000, respectively.

Interest expense is calculated daily on the inventory settlement date balance at slightly below the broker call money rate (5.4% at December 31, 2001). Interest paid for 2001 and 2000 was $39,536 and $46,296, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company contributed $4,674 and $4,266 during the years ended December 31, 2001 and 2000, respectively.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $400,257 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .31 to 1.00. At December 31, 2000, the Company had net capital and net capital requirements of $295,720 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .43 to 1.

(Continued)

10. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

11. LITIGATION

In the normal course of business, the Company is a defendant in a lawsuit wherein substantial amounts are claimed. The Company denies any wrongdoing and intends to contest the case vigorously. In the opinion of management, this suit is without substantial merit and should not result in a judgment that in the aggregate would have a material adverse effect on the Company's financial statements.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2001 and 2000 and have issued our report thereon dated February 1, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2002
Wichita, Kansas

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Payable to clearing organization	$ 1,199	$ 575
Other liabilities	21,891	25,821
Life insurance loan	100,000	100,000
Total aggregate indebtedness	$ 123,090	$ 126,396
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	200,157	200,157
Retained earnings	356,395	234,865
Total credit items	656,552	535,022
Deductions and charges:		
Non-allowable securities	102,300	102,300
Receivables, other	333	260
Receivables, employees	30,900	17,050
Furniture and equipment, at cost, less accumulated depreciation	32,214	36,584
Other assets	19,597	21,859
Haircuts on securities owned	70,951	61,249
Total deductions and charges	256,295	239,302
Net capital	$ 400,257	$ 295,720
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	300,257	195,720
	$ 400,257	$ 295,720
Ratio of aggregate indebtedness to net capital	.31 to 1	.43 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2001 and 2000.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000	$ 123,090	$ 116,600
Additional accounts payable	--	9,796
Aggregate indebtedness as computed on Schedule 1	$ 123,090	$ 126,396
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000	$ 398,959	$ 305,516
Add adjustments to haircuts on securities owned	1,298	--
Less additional accounts payable	--	9,796
Net capital as computed on Schedule 1	$ 400,257	$ 295,720